FOR USE BY BROKER DEALERS ONLY

Filed Pursuant to Rule 433

Registration No. 333-145845

January 15, 2008

Preliminary Term Sheet dated January 15, 2008

(To the Prospectus dated September 21, 2005,

Prospectus Supplement dated November 1, 2006

and Index Supplement dated September 4, 2007)

$[•]

100% Principal Protected Notes due July 23, 2012

Linked to the Performance of a Basket of Commodities

Medium-Term Notes, Series A, No. C-47

At maturity, you will receive a return linked to the performance of a Basket of Commodities and Goldman Sachs Commodities Index Sub-Indices. A more detailed description is available in the Prospectus, Prospectus Supplement, Index Supplement and Preliminary Pricing Supplement. The Notes are principal protected only if held to maturity

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	January 18, 2008

Issue Date:	January 24, 2008

Basket Final Valuation Date:	July 18, 2012

Maturity Date:	July 23, 2012

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Nominal Issue Size:	TBD

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A basket comprised of the following commodities and sub-indices (each a “Sub-Index”, and together the “Sub-Indices”) of the S&P GSCI™ Commodity Index (the “S&P GSCI™”) (each a “basket component”, and together, the “basket components”) in weighted allocations:

Commodities	Weight	C(i) Initial (as defined below)
Natural gas, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	25%	[•]
Gas oil, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	25%	[•]

Sub-Indices of S&P GSCI™ Commodity Index	Weight	C(i) Initial (as defined below)
S&P GSCI™ Corn Excess Return Index (tracking the price of corn)	25%	[•]
S&P GSCI™ Sugar Excess Return Index (tracking the price of sugar)	25%	[•]

Payment at Maturity:

•          If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•          if the basket performance is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the basket performance:

$1,000 + [$1,000 x basket performance]

•          if the basket performance is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C (i) Initial = The settlement price or closing level, as applicable, of each basket component on the basket initial valuation date;

C(i) Final = The settlement price or closing level, as applicable, of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component as indicated above.

Clearing	DTC

Trustee and Paying Agent:	Bank of New York

Calculation Agent:	Barclays Bank PLC

Business Day	New York

Business Day Convention:	Following

CUSIP/ISIN:	06738RBT2 / US06738RBT23

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Disclaimer

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005, the prospectus supplement dated November 1, 2006, the Index Supplement dated September 4, 2007 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This material is not a confirmation of a transaction and is for informational purposes only. We are willing to discuss it with you on the assumption that you have sufficient knowledge, experience and professional advice to understand and make your own independent evaluation of the merits and risks of the proposed structures. This should not be viewed as investment, tax, accounting or other advice. This material may be amended, superseded or replaced in its entirety by subsequent term sheets or other summaries of terms and conditions or confirmations. In the event of any inconsistency between this term sheet and any pricing supplement with respect to a transaction related to the securities discussed herein, such pricing supplement shall govern.

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved. All information, terms and pricing set forth herein reflect our judgment at the date and time hereof and, if applicable, subject to change by subsequent term sheets or other summaries of terms and conditions.

In the event that Barclays were to enter into a transaction with you, Barclays will not do so as your fiduciary or advisor. Barclays will generally conduct its business without regard to the consequences of such conduct (adverse or otherwise) to you. Barclays, or any of its affiliates may from time to time act as manager, co-manager or underwriter of a public offering or otherwise, in the capacity of principal or agent, deal in, hold or act as market makers or advisors, brokers or commercial and/or investment bankers in relation to the securities or related derivatives that are discussed herein.

Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation, asset, entity or index, and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, and any relevant prospectus supplement, pricing supplement or free writing prospectus relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them.

Barclays Capital and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) is written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Copyright in these materials is owned by Barclays (© Barclays Bank PLC 2006 (all rights reserved)). These materials, or any part thereof, may not be reproduced, distributed or transmitted to any other person or incorporated in any way into another document without the prior written consent of Barclays. As used herein, the term “Barclays” refers to Barclays Bank PLC, together with its subsidiaries and affiliated companies. Each of these companies is separately incorporated and none of these companies are responsible for the obligations of the others.

Goldman Sachs is a trademark or service mark of Goldman, Sachs & Co. and has been licensed for use by Barclay Bank PLC in connection with the Notes. GSCI®, GSLC ER®, GSLH ER®, GSCK ER®, GSCN ER®, GSSO ER®, GSSB ER®, GSWH ER®, are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC, through Goldman Sachs, in connection with the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Goldman, Sachs & Co. or any of its affiliates or any of its or their respective licensors (individually and collectively, “Goldman”). Goldman makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Goldman Sachs Commodity Index or any sub-indices (individually and collectively, the “GSCI Index”) to track general commodity market performance. Goldman’s only relationship to the Licensee is the licensing of the GSCI Index, which is determined, composed and calculated by or on behalf of Goldman without regard to the Licensee or the Notes. Goldman has no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating the GSCI Index. Goldman is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes is to be converted into cash. Goldman has no obligation or liability in connection with the administration, marketing or trading of the Notes.

GOLDMAN DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE GSCI INDEX OR ANY DATA INCLUDED THEREIN. GOLDMAN MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE GSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. GOLDMAN MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE GSCI INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL GOLDMAN HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Barclays Capital - the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered office 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange.

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